UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited

(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On July 16, 2026, Green Circle Decarbonize Technology Limited (the “Company”) furnished a report on Form 6-K, Accession No. 0001493152-26-033471 (the “Original Report”). This amendment no. 1 to the Original Report (this “Amendment”) is being filed solely to include exhibits 4.1, 4.2, 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 referenced in the exhibit index of the Original Report and add exhibit 4.3 “Form of Pre-Funded Warrant” to the exhibit index which was missing due to a clerical error. Accordingly, this Amendment consists only of the facing page, this explanatory note, and the exhibit index. Except as specifically described in this explanatory note, this Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original Report.

Exhibits.

Exhibit No.	Description

4.1*	Form of Note

4.2*	Form of Warrant

4.3*	Form of Pre-Funded Warrant

10.1*	Form of Placement Agency Agreement

10.2*	Form of Securities Purchase Agreement

10.3*	Form of Registration Rights Agreement

10.4*	Form of Equity Purchase Agreement

10.5*	Form of Escrow Agreement

10.6*	Form of lock-Up Agreement

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Ltd.

Date: July 16, 2026	By:	/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director